SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591610100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gregory R. Blatt, Esq.
Executive Vice President, Business Affairs, General Counsel and Secretary
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036
(212) 827-8000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
(212) 859-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

$1,325,720	$107.25

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 697,307 shares of Class A Common Stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc. will be exchanged pursuant to this offer for an aggregate of $1,325,720 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

Items 1 through 11.
SIGNATURES

     This Amendment No. 2 (this “Amendment”), filed in response to comments raised by the staff of the Securities and Exchange Commission’s Division of Corporation Finance, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 25, 2003, as amended by Amendment No. 1 filed on September 30, 2003 (as amended, the “Schedule TO”) by Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the “Company”), relating to an offer by the Company to exchange options to purchase up to 697,307 shares of Class A Common Stock, par value $.01 per share, of the Company for one-time special cash bonus payments on the terms and subject to the conditions set forth in an Offer to Exchange, dated September 26, 2003 (the “Offer to Exchange”), and in the related Letter of Transmittal.

Items 1 through 11.

     Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

(1)	The question in Q&A 8 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the word “Can” therein and substituting the word “Will”.

(2)	The second sentence of the third paragraph (beginning with the heading “Acceptance for Exchange”) under the caption “3. Procedures for Electing to Exchange Eligible Options; Acceptance for Exchange” in Part II of the Offer to Exchange is amended by deleting the entire sentence and inserting the following sentence in place thereof:

Subject to our rights to terminate the offer prior to the expiration described in Section 7, we will accept and pay for promptly after the expiration of the offer all eligible options elected to be exchanged, and not validly withdrawn.

(3)	The first sentence of the first paragraph under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by adding the phrase “, in our reasonable discretion,” immediately following the word “if” and immediately before the word “we” therein.

(4)	The second bullet under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the phrase “or materially impair the contemplated benefits of the offer to us” therein.

(5)	The fourth bullet under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the phrase “or may be” therein.

(6)	The first sentence of the first paragraph under the caption “17. Forward Looking Statements” in Part II of the Offer to Exchange is amended by deleting the phrase “as that term is defined in The Private Securities Litigation Reform Act of 1995” therein.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2003

MARTHA STEWART LIVING OMNIMEDIA, INC.

	By:	/s/ Gregory R. Blatt

Gregory R. Blatt
Executive Vice President, Business Affairs, General Counsel and Secretary